UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     June 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated June 12, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: June 16, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

NEWS RELEASE

FOR RELEASE ON JUNE 12, 2008

UNBRIDLED ENERGY PROVIDES UPDATE ON

APPALACHIAN BASIN, USA OPERATIONS

CALGARY-PITTSBURGH · June 12, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (the “Company” or “Unbridled”) is pleased to provide an update on its Appalachian Basin operations in the USA.

Ohio River Play, Ohio

Unbridled,  the Operator and its Joint Venture Partner, Equitable Production Company, a unit of Equitable Resources, Inc. (“Equitable”), together (“the Partners”) have successfully drilled the three planned horizontal test wells (2500 ft. laterals) in the Lower Huron Formation of the Devonian Shales in south central, Ohio.  The three wells were stimulated using either seven or eight hydraulic fractures treatments and are being flow tested.  This is a “Tight Hole Play” and thus information will be restricted for some period.  Additional information will be provided as it becomes available and is released from confidential status.

By drilling, fracturing, and flow testing the three wells, Equitable will earn a 50% working interest in Unbridled’s approximate 26,000 acres. If the play proves economic, the Partners could drill between five and ten additional wells in 2008.  The Lower Huron is the most frequently completed and produced shale formation within the Appalachian Basin. The formation is being drilled using horizontal well technology and multi-stage stimulations throughout Kentucky, West Virginia, and Virginia.    The Lower Huron has not been drilled and stimulated using horizontal technology in this portion of Ohio, but the same formation is being drilled economically using horizontal wells about 30 miles south, in West Virginia, by several operators.

Chautauqua Lake Properties, Chautauqua County, New York

Unbridled, the Operator and its Joint Venture Partners, have successfully drilled a total of six new wells in Ellery Township, New York, into the Medina tight gas sand formations.  Four of these wells have now been successfully hydraulically fracture stimulated, of which the first well is producing into line at restricted rates of greater than 100 Mscf/d with good pressure.  The other three wells are expected to be tied in a matter of days, with further production testing in line.  The two remaining wells are scheduled to be hydraulically fracture stimulated within two weeks.  Additional wells are being permitted for drilling in Ellery and Villenova Townships during Q3.

The Company’s 2008 budget calls for the drilling of a total of 20 wells in these Townships.   In addition, there are numerous existing wells that can be recompleted within certain segments of the Medina formation.  Plans are underway to recomplete four wells by end of Q3.  Leasing operations are currently underway to expand the Company’s 13,280 acre land position.  Approximately 1,000 additional acres have been leased to date.

One of the new wells drilled recently involves a project with Schlumberger Data & Consulting Services (DCS), sponsored by the New York State Energy Research and Development Authority (NYSERDA), to acquire new micro-seismic data to image the created hydraulic fracture.  The project was completed, as scheduled, in May and successfully collected new reservoir and hydraulic fracture information in the Grimsby, Whirlpool, and Devonian shales in Chautauqua County. This new data will be used to optimize future hydraulic fracture treatments in view of enhancing production.  Until now, the formations, in this region of New York, have not been characterized significantly.  The project included collecting advanced logs, sidewall core, and micro-seismic data.  Based on the project results, the Company plans to test the Marcellus and Geneseo shales in its Ellery and Villenova Township properties.

Further, the Company has agreed on terms to purchase an interest in 22 additional wells, 980 acres, and deep rights on approximately 14,000 acres which includes the Company’s existing acreage where it holds all shallow rights.  Additional information will be provided after closing.

Marcellus Shale Play in Pennsylvania, West Virginia, and Ohio

Unbridled is in negotiations on four deals in these States including: 1) joint venturing with a large oil and gas company new to the Appalachian Basin who desires to lease acreage in Pennsylvania and team with Unbridled as a local operator, and 2) joint venturing with companies that hold existing acreage and desire a partner to offset the risks inherent in new plays or desire to earn their acreage by drilling wells.  Management is working toward closing at least two of the four deals within 30 days.  The Company plans to use a combination of vertical and horizontal wells and 3D seismic surveys in this new shale play.

President & CEO, Joe Frantz said, “With a positive turn around in natural gas prices, Unbridled views the environment to be changing in favour of the junior natural gas producer.  Unbridled’s recent financing of C$7.78 million, which closed May 9, 2008, was oversubscribed by $2.8 million.  Importantly, the Company garnered the support of a new group of shareholders, the largest being Sprott Asset Management.  This capital funding will be integral to Unbridled reaching its objective of drilling up to 35 wells in calendar 2008.  The Company is now gaining momentum in execution of its plan to apply latest drilling, completing, fracing and micro-seismic technology to new and underexploited shale gas and tight gas sands plays in North America.

Further, additional focus on the Company’s investor relations has enabled us to increase our shareholder base, both in the US and abroad.  We will continue to strongly enforce this strategy and keep our shareholders informed on the Company’s progress.”

For more information, please contact Mark Mastiliak, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, additional exploration permitting, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates and sales.

Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its joint venture partners for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.